UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Floor Price Reset of Certain Convertible Debentures

On December 2, 2021, Jiuzi Holdings Inc. (the “Company”) entered into a securities purchase agreement with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $6,000,000 (the “Transaction”). The Debentures bear an interest rate of 5% per annum. On December 3, 2021, the Company issued a first Debenture in the principal amount of $2,500,000. On January 3, 2022, the Company issued a second Debenture in the principal amount of $2,500,000.

On November 2, 2022, pursuant to the Section(1)(c) of the Debentures, the Company issued a floor reset notice(the “Notice”) to the Purchaser to reset the floor price to $0.15 (the “Floor Price”) in respect of all of the Debentures.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022	JIUZI HOLDINGS INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang

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